TRANSWITCH CORPORATION
Three Enterprise Drive

Shelton, Connecticut 06484

January 25, 2013

VIA EDGAR

Securities and Exchange Commission

Attn:	Russell Mancuso, Branch Chief

Jay Mumford

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-3628

Re:	Withdrawal of Request for Acceleration of Effectiveness of TranSwitch Corporation Registration Statement on Form S-3 (Registration No. 333-184591)

Dear Mr. Mancuso:

TranSwitch Corporation hereby withdraws its request for the acceleration of effectiveness of the Registration Statement as set forth in its letter dated January 22, 2013.

Very truly yours,

TRANSWITCH CORPORATION

By: /s/ Robert A. Bosi

Robert A. Bosi

Vice President and Chief Financial Officer